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                               August 3, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Metropoulos II, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Metropoulos
II, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 7, 2021
                                                            File No. 333-257726

       Dear Mr. McBride:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed July 7, 2021

       General

   1. Please highlight the material risks to public warrant holders, including those arising from differences between
private and public warrants, when discussing the interest of certain persons in the business
combination. Clarify whether recent common stock trading prices exceed the threshold
that would allow the company to redeem public warrants. Please also disclose in an
appropriate section the steps, if any, the company will take to notify all shareholders, including
beneficial owners, regarding when the warrants become eligible for redemption.
   2. We note your disclosure, including on page 63, that your Public Stockholders will experience dilution.
Revise your disclosure to show the potential impact of redemptions on the per share value
of the shares owned by non-redeeming shareholders by including a
 Andrew McBride
Gores Metropoulos II, Inc.
August 3, 2021
Page 2
         sensitivity analysis showing a range of redemption scenarios, including the redemption levels provided on pages 176 and 177, as well as the maximum redemption allowable under the Current Company Certificate, given that Sonder may waive the $500 million
         Closing Cash condition. Please also:

                Disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.
              Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;
                Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks; and
                Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.
Letter to Stockholders of Gores Metropoulos II, Inc., page i

3. Please disclose the estimated number of shares of common stock and special voting common stock to be issued in the business combination. See Item 1 of Form S-4.
Summary
Sonder, page 35

4. Please revise your Summary to disclose Sonder's history of revenues and net losses since inception, as well as its accumulated deficit as of a recent date. Refer to Instruction to
         Item 503(a) of Regulation S-K for guidance. Please also quantify Sonder's history of net losses on page 63.
The Business Combination
Consideration to Sonder Stockholders in the Business Combination, page 39

5. Briefly summarize the material terms of the earn out, including its triggers at various price thresholds for your Common Shares and the period of time that it will be in effect, as well as the material impacts on Public Stockholders of the earn out and any Earn Out Shares.
FirstName LastNameAndrew McBride
       Please also disclose the ownership percentages of Public Stockholders and Sonder
Comapany    NameGores
       Stockholders      Metropoulos
                     in the          II, Inc. Company in the event that all
Earn Out Shares are
                            Post-Combination
Augustissued.
        3, 2021 Page 2
FirstName LastName
 Andrew McBride
FirstName  LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany
August     NameGores Metropoulos II, Inc.
       3, 2021
August
Page 3 3, 2021 Page 3
FirstName LastName
Sonder Solicitation of Written Consents
Record Date; Sonder Stockholders Entitled to Consent, page 53

6. We note your disclosure that as of April 29, 2021, there were 105,490,345 shares outstanding of Sonder capital stock eligible to consent with respect to the Sonder
         Proposal. Please either revise or explain as your enumerated list identifying various securities which this figure "consist[s] of" indicates there may have been as many as 157,468,179 shares outstanding.
Interests of Certain Persons in the Business Combination
Interests of the Company Initial Stockholders and the Company's Other Current Officers and
Directors, page 54

7. It appears that the sponsor and certain directors may receive additional securities pursuant to an antidilution adjustment based on the PIPE Investment. Please quantify the number and value of securities the sponsor and certain directors may receive. In addition, disclose the ownership percentages in the company before and after the PIPE Investment to highlight dilution to public stockholders.
8. Please disclose whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
9. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. Please also
         disclose whether you will pay your Sponsor or its affiliates any finder's fee, consulting fee, or other compensation in connection with this transaction in light of your disclosure on pages 253 and 374.
Risk Factor Summary
Risks Related to the Company and the Business Combination, page 64

10. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Risk Factors, page 71

11. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Andrew McBride
Gores Metropoulos II, Inc.
August 3, 2021
Page 4
The Business Combination
Certain Engagements in Connection with the Business Combination and Related Transactions, page 160

12. We note that both Deutsche Bank and Citigroup performed additional services after the
         IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please also quantify the aggregate fees payable to Deutsche Bank and Citigroup for these additional services after the IPO, for example in connection with the Potential Private Placement, and disclose whether they are contingent on completion of the business combination.
Certain Financial Projections Provided to Our Board, page 169

13. On page 170 you describe various matters underlying the projections in which Sonder's management made significant assumptions with respect to general business, economic, market, regulatory and financial conditions. Please explain in more detail the material assumptions underlying the projections and the limitations of the projections. In addition, disclose whether your projections are in line with historic operating trends, and if not, address why the change in trends is appropriate or assumptions are reasonable. In your revised disclosure, please discuss how your projections compare to actual annualized experience for the quarter ended March 31, 2021.
14. We note that your projections are based on several non-GAAP measures. Please revise your disclosure to include a narrative discussion of how each of these measures are calculated.
Material U.S. Federal Income Tax Considerations of the Business Combination, page 183

15. Please revise here and on page 60 to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions, as the Public Stockholders will be making an investment decision whether or not to redeem their shares. See Item 4(a)(6) of Form S-4. In this regard we note disclosures throughout your prospectus that the parties only "intend" the mergers to be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. For guidance, please see Section III of Staff Legal Bulletin No. 19, which is available on our website.
Management of the Company
Conflicts
FirstNameofLastNameAndrew
            Interest, page 248McBride
Comapany
16.        NameGores
      We note         Metropoulos
               your Current Company II, Certificate
                                        Inc.        waived the corporate
opportunities doctrine.
AugustPlease address
       3, 2021 Page 4whether it impacted your search for an acquisition target. FirstName LastName
 Andrew McBride
FirstName  LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany
August     NameGores Metropoulos II, Inc.
       3, 2021
August
Page 5 3, 2021 Page 5
FirstName LastName
Sonder Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Gross (Loss) Profit and Adjusted Gross Margin, page 303

17. We note your Landlord Payment adjustment is designed to reflect abatements from real estate owners at the time it is utilized rather than on a straight line basis as required by
         GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP
         Compliance and Disclosure Interpretations in determining the propriety of this adjustment.
18. Please tell us the types of expenses included in "operations and support" in your condensed consolidated statements of operations and explain to us why these amounts have not been included in your calculation of gross profit.
Executive Compensation
Summary Compensation Table, page 332

19. If material, please describe the terms of the COVID-19 related salary reductions referenced in footnote (1). Refer to Item 402(o) of Regulation S-K for guidance.
Description of Securities
Amended and Restated Certificate of Incorporation and Amended and Restated
Bylaws
Provisions
Exclusive Forum, page 350

20. We note that the exclusive forum provision in the Amended and Restated Bylaws attached as Annex C provides that the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise here and on page 110 to address any uncertainty about enforceability. In this regard we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Beneficial Ownership of Securities
Beneficial Ownership of Company Securities, page 382

21. Please revise your beneficial ownership table to also include the post-combination special voting common stock, i.e. all "Post-Combination Company Stock." In this regard we note your disclosure on page 340 that the holders of Common Stock and Special Voting
         Common Stock will at all times vote together as one class on all matters submitted to a vote of stockholders. We also note that the Sonder Canada Exchangeable Shares will be exchangeable for Common Stock upon the completion of the First Merger, that the
         Special Voting Stock enables the holders of Exchangeable Shares to exercise voting rights prior to any exchange for Common Stock, and that the Special Voting Stock must be redeemed upon the occurrence of an exchange of Exchangeable Shares. Andrew McBride
Gores Metropoulos II, Inc.
August 3, 2021
Page 6
22.   Please disclose the sponsor and its affiliates    total potential
ownership interest in the
      combined company, assuming exercise and conversion of all securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Brigitte Lippmann at (202)
551-3713 with any other questions.



                                                              Sincerely,
FirstName LastNameAndrew McBride
                                                              Division of
Corporation Finance
Comapany NameGores Metropoulos II, Inc.
                                                              Office of Real
Estate & Construction
August 3, 2021 Page 6
cc:       James R. Griffin, Esq.
FirstName LastName